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                                                                   Exhibit 99.1


                          SANTA FE ENERGY RESOURCES
                           SAVINGS INVESTMENT PLAN
                              (NINTH AMENDMENT)


    WHEREAS, there is reserved to the Employee Benefits Committee of the Company as the Plan Administrator of the Santa Fe Energy Resources Savings Investment Plan (the "Plan") in Sections 5.1 and 11.1 of the Plan the right to amend the Plan, including Attachment A concerning the investment funds offered under the Plan, subject to certain restrictions set forth therein; and

    WHEREAS, in conjunction with the Company's planned distribution of the stock of its subsidiary, Monterey Resources, Inc., to the stockholders of the Company, the Employee Benefits Committee deems it advisable to amend the Plan and Attachment A in the manner hereafter set forth;

    NOW, THEREFORE, this Ninth Amendment is hereby adopted effective as of July 22, 1997:

    1.   Section 5.3 is amended by adding thereto the following:

         "Notwithstanding anything in the Plan to the contrary, during the period beginning three days prior to and ending on the beginning of the first business day following the date the stock of Monterey Resources, inc. is distributed to the stockholders of the Company, no investment transfers, withdrawals, distributions or contributions shall be permitted with respect to any Investment Fund."

    2.   Attachment A is amended by adding thereto the following:

         "9. Monterey Resources, Inc. Stock Fund, which, except as provided below, shall be a "frozen" fund. Notwithstanding anything in the Plan to the contrary (i) no transfers may be made into this fund from any other Investment Fund; (ii) no contributions may be invested in this fund; (iii) all cash distributions received by this fund shall be reinvested in the Putnam Stable Value Fund; (iv) any property received by this fund, other than shares of Monterey Resources, Inc. shall be sold by the Trustee and the proceeds reinvested in the Putnam Stable Value Fund; (v) transfers may be made from the Monterey Stock Fund into one or more of the other Investment Funds; and (vi) in-service withdrawals and distributions shall be permitted in accordance with the terms of the Plan, but such withdrawals and distributions may only be made in cash and not in shares of Monterey Resources, Inc."